Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 10, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is to inform you that the Company has received approval from the U.S. Food and Drug Administration for ANDA 207577 (VeraRing). The Company is evaluating further steps in relation to this product.

This is for your information.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer